August 14, 2008

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE: Davi Skin, Inc.
File No. 1-14297

Dear Mr. Decker,

We are in receipt of your letter dated July 22, 2008, regarding above referenced Davi Skin, Inc.  We will address each of your comments in the order presented in your letter.

Form 10-KSB For The Year Ended December 31, 2007:

2.	Note 13 – Legal Proceedings

On July 9, 2008, Davi Skin, Inc., Carlo Mondavi, Josh LeVine and Joseph Spellman (hereinafter “Davi”) entered into a Settlement Agreement with Artist House Holdings, Inc. (“Artist House”) to resolve litigation in the matter of Artist House Holdings, Inc v. Davi Skin, Inc, et al., (Case No. 2:06-CV-893_RLH-LRL) in the United States District Court for the District of Nevada.  Additionally, the Settlement Agreement provides for the mutual release of claims between all parties, forbearance of prosecution, and dismissal of the lawsuit with prejudice.  The Agreement does not constitute an admission by any of the Releases of any liability or wrongdoing whatsoever, including, but not limited to, any liability or wrongdoing with respect to any of the allegations in the dispute.  A dismissal with prejudice was entered on July 21, 2008.

As we have disclosed in our filings, the Company settled its portion of the matter for $650,000.  The insurance carrier paid the entire amount.  The Company paid a retention fee in the amount of $150,000 pursuant to its insurance policy.  This payment has been reflected in our financial statements (Statement of Operations) has legal fees expensed since the filing of the lawsuit on August 2, 2006.  The Company has no other defense or settlement costs.  As part of the global settlement, a third party also settled with Artist House in the amount of $25,000.

On July 31, 2008, the Company’s stock transfer agent received and rescinded the stock certificate for 566,667 shares from Artist House.  This information will be disclosed as a subsequent event in the Notes to Financial Statements and under Part II, Item 1 of the June 30, 2008 Form 10 – Q.   The recession of the shares will be reflected as of July 31, 2008, on the Company’s financial statements and its September 30, 2008 Form – 10 Q filing.  Additionally, Artist House cancelled it warrants to purchase 283.333 shares of the Company’s common stock.

Form – 10 QSB For the Period Ended March 31, 2008:

3.	Please refer to No. 1 above Note 13 – Legal Proceedings.

4.	Our future filing will filed using the proper form type. Thank you for your patience and understanding.

5.	Note 3 – Significant Accounting Policies: Inventory

As of March 31, 2008, the Company reported inventory of $565,744.  There are two components of inventory: 1). perishable product, and 2) nonperishable product consisting of unused units or packaging.  The perishable inventory consisting of creams and lotions has a three-year shelf life, which will expire in August 2009.  The perishable product inventory totaled approximately $79,343, net of the reserve of $47,000.  The Company believes it will be able to recover its perishable inventory prior to its expiration date. At March 31, 2008, the Company had approximately $489,401 in non-perishable products that will be used to continue developing our market.

Thank you very much for your assistance, cooperation, and patience.  Any comments and assistance is greatly appreciated.

Respectfully,
DAVI SKIN, INC.

/s/ Munjit Johal
Munjit Johal Its: Chief Financial Officer